Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com
Kenneth L Greenberg Partner kgreenberg@stradley.com 215.564.8149

November 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Kenneth Ellington
Mr. John M. Ganley

Re:	Fundrise Income Real Estate Fund, LLC
File Nos. 333-260172

Dear Mr. Ellington and Mr. Ganley:

This letter responds to the accounting comments provided by Mr. Ellington on November 1, 2021 to the counsel of Fundrise Income Real Estate Fund, LLC (the “Acquiring Fund”), Sara P. Crovitz and Kenneth L. Greenberg and to the disclosure comments  provided by Mr. Ganley to Mr. Greenberg on November 15, 2021 regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the proposed merger of the six real estate investment trusts (“REITs”) into the Acquiring Fund. The Registration Statement was filed via the EDGAR system on October 8, 2021.  We have summarized each of your comments below, in the order you provided them, and have set forth the Acquiring Fund’s response immediately below each comment.  Defined terms not herein defined shall have the meaning set forth in the Registration Statement.

Accounting Comments on the Registration Statement:

1.	Comment: Please include a full set of pro forma financial statements in the Form N-14. Narrative pro forma financials are appropriate where only a limited number of pro
Philadelphia, PA • Malvern, PA • Cherry Hill, NJ • Wilmington, DE • Washington, DC • New York, NY • Chicago, IL
A Pennsylvania Limited Liability Partnership

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
November 24, 2021

forma adjustments are required and the adjustments are easily understood.  See Reg. S-X Art. 11-02 (a)(1).

Response:  Pro forma financial statements will be included in pre-effective amendment no.1 to the Registration Statement.

2.
Comment:  Incorporation by reference of the financial statements contained in the annual/semi-annual reports of the Target Companies that are being merged is permitted but there should be hyperlinks to them in the Form N-14.

Response:  The Acquiring Fund will add hyperlinks as requested.  The hyperlinks to the annual reports which include the auditor’s report will be included in the pre-effective amendment to the Registration Statement that includes the auditor’s consent.

3.
Comment:  In the fee table, please confirm and update footnote 5 so that it states that if voluntary fee waivers result in an expense ratio that is lower than the contractual expense limitation amount, recoupment will be limited to the lower expense ratio.

Response:  The Acquiring Fund has determined not to impose a contractual expense limitation and the disclosure has been revised accordingly.
4.	Comment: Please disclose the estimated amount of the reorganization costs that the manager is expected to pay in the section titled “Costs of the Mergers.”
Response:  Revised as requested.
5.
Comment:  Please provide an accounting survivor analysis.  As soon as it is prepared and ready for review, please e-mail it to the reviewer and also include it as an exhibit in the correspondence filing responding to the accounting/disclosure comments.

Response:  An accounting survivor was provided by Sara Crovitz to the staff of the Securities and Exchange Commission via e-mail on November 12, 2021.
Disclosure Comments on the Registration Statement
1. Text:  The last sentence of the Letter to Shareholders states:
Please note that the Mergers are expected to be treated as tax-deferred reorganizations.

Comment:  Should the word “tax-deferred” be “tax-free.”
Response:  The word has been revised to “tax-free.”

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
November 24, 2021

2.
Comment:  Try to make the Joint Information Statement/Prospectus easier for shareholders to read.  Review the use of defined terms.  For example, the term “Entities” is used to refer to the Acquiring Fund and the Target Companies.  Eliminate that defined term and just state the “Target Companies and Acquiring Fund.”  Consider breaking up large paragraphs.

Response:  Revised as requested.
3.	Text: The first sentence of the second paragraph under “Introduction” on the cover page of the Joint Information Statement/Prospectus states:
At the effective time of a Merger, for each respective Target Company, (1) the Target Company will be merged with and into the Acquiring Fund and the Acquiring Fund will be the surviving entity of the Merger and the separate existence of the Target Company shall terminate; (2) the real and personal property, other assets, rights, privileges, immunities, powers, purposes, franchises, liabilities, and obligations of the Target Company will continue unaffected and unimpaired by the Merger and shall be merged into the Acquiring Fund; and (3) the Acquiring Fund will issue Acquiring Fund common shares to the shareholders of the Target Company for each issued and outstanding common share of the Target Company based on the projected net asset value (“NAV”) per share, as of the date of the Merger, of the Acquiring Fund common share divided by the projected NAV per share, as of the date of the Merger, of the Target Company’s common share, as determined in accordance with the Limited Liability Company Operating Agreements (an “Operating Agreement”) of each of the Entities. [Emphasis added]

Comment:  Disclose supplementally why using a projected net asset value is appropriate.  Are there significant differences between the valuation procedures used by the Target Companies and the Acquiring Fund?
Response:  The NAV that will be calculated for the Target Companies and the Acquiring Fund as of the date of the Merger will be compliant with the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”) and Accounting Standards Codification 820 of the Financial Accounting Standards Board’s (“FASB”) Generally Accepted Accounting Principles (“GAAP”) guidance even though the Target Companies are not subject to the 1940 Act.  With regard to valuation, the Target Companies and the Acquiring Fund will be following conditions of the Guidestone Financial et al. no-action letter (pub. avail. December 27, 2006).  In this regard, the Target Companies and the Acquiring Fund will have the same procedures for determining their net asset values and will follow those procedures in determining the amount of shares to be issued in connection with the Merger.   At the

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
November 24, 2021

upcoming organizational meeting of the board of trustees of the Acquiring Fund (the "Board"), the Board will approve valuation procedures for the Acquiring Fund. The approved valuation procedures will require the preparation of a report by an independent evaluator to be considered by the Board in assessing the value of any securities (or other assets) for which market quotations are not readily available, that sets forth the fair value of each such asset as of the date of the Merger. The independent evaluator will be a person who has expertise in the valuation of securities and other financial assets and who is not an interested person, as defined in section 2(a)(19) of the 1940 Act, of the Target Companies or any affiliated person of the Target Companies (other than the Acquiring Fund).

4.	Text: The second to last sentence of the second paragraph under “Introduction” on the cover page of the Joint Information Statement/Prospectus states:
Each Merger is intended to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, and shareholders are generally not expected to realize gain or loss for U.S. federal income tax purposes in connection with the Merger, meaning that shareholders should not be required to pay any federal income tax in connection with the Merger.

Comment:  Confirm supplementally whether there will be any taxable distributions in connection realigning the Target Companies’ portfolios in anticipation of the Reorganization.
Response:  The Manager does not anticipate that there will be any distributions in connection with the Merger.  Taxable distributions that will be made by the Target Companies pre-merger will be those needed to meet REIT distribution requirements.
5.	Text: The first sentence of the seventh paragraph under “Introduction” on the cover page of the Joint Information Statement/Prospectus states:
A copy of the current prospectus of the Acquiring Fund accompanies this Information Statement and is incorporated herein by reference and legally deemed to be part of this Information Statement. The SAI to this Information Statement, dated the same date as this Information Statement, also is incorporated herein by reference and is deemed to be part of this Information Statement.

Comment:  Provide hyperlinks to all documents incorporated by reference.  Also, if the Joint Information Statement/Prospectus will be distributed less than 20 business day before the merger then the statement of additional information or information in response to Item 6 of Form N-14  (Information About the Company Being Acquired) must

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
November 24, 2021

accompany the Joint Information Statement/Prospectus when it is sent to shareholders.  See Form N-14’s General Instruction F- Preparation of the Registration Statement/Part B: Statement of Additional Information.
Response:  The Acquiring Fund will add hyperlinks as requested.  The hyperlinks to the annual reports which include the auditor’s report will be included in the pre-effective amendment to the Registration Statement that includes the auditor’s consent.  With regard to the 20 business days requirements, the Acquiring Fund will seek to e-mail the materials 20 business days or more before the Merger.  However, if the Acquiring Fund cannot meet the 20 business days requirement, the Joint Information Statement/Prospectus and related SAI will be e-mailed to shareholders and each of those documents will contain hyperlinks to the other documents incorporated by reference.

6.	Text: The second sentence of the second paragraph under the question “What if I do not wish to participate in a Merger? Am I entitled to dissenters’ rights?” on page 2 states:

After the completion of a Merger, your shares of the Acquiring Fund can be redeemed on a quarterly basis as discussed herein and in the Acquiring Fund’s prospectus.

Comment:  Add disclosure to make clear that the redemption right is not unlimited but in fact, the Acquiring Fund, as an interval fund, will offer to redeem between 5% and 25% of outstanding shares each quarter.
Response:  Revised as requested.
7.	Text: The third sentence under the question “Has the Board approved the Mergers”? on page 2 states:
The Board has determined that each of the Mergers are fair and reasonable and in the best interests of the Acquiring Fund.

Comment:  Also indicate that the Board has determined that no existing shareholders will be diluted as a result of the Reorganization.
Response:  Revised as requested.
8. Text:  On page 2, under “What are the reasons for the Merger” the first sentence states:
The Manager believes that by consolidating the Target Companies into the Acquiring Fund, the Acquiring Fund will be able to streamline operations, cut

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
November 24, 2021

administrative costs, provide additional liquidity to shareholders, and maximize returns to shareholders. [Emphasis added]

Comment:  Disclose supplementally whether the reduction in administrative costs will inure solely to the benefit of the investment adviser or will the reduction in administrative costs benefit shareholders.
Response:  The Manager anticipates reduction in administrative costs will inure to the shareholders through annual fund operating expenses of the Acquiring Fund that will be lower than those of most of  the Target Companies.  Note that while the Expense Examples show, with respect to shareholders in a few Target Companies, that the cost of investing in those entities will increase slightly, the actual administrative costs are expected to be less.
9.	Text: On page 3, the second sentence under the question “How do the Entities’ investment objectives and principal investment strategies compare?” states:
Each Entity has the same primary investment objective to pay attractive, consistent cash distributions and to preserve, protect and return capital contributions.

Comment:  Explain what is intended by the phrase “pay consistent cash distributions.”  Will the basis of the distributions be income earned or could a return of capital constitute a cash distribution?
Response:  Each of the Target Companies and the Acquiring Fund are income focused funds that pay out regular distributions to shareholders, which distributions typically come from income.  The phrase “pay consistent cash distributions” is intended to capture earned income.  That being said, it is possible that a return of capital could occur, but it is generally not relied upon for making such cash distributions. To the extent the basis of such distributions is a return of capital, such information will be communicated to shareholders in accordance with Section 19(a) of the 1940 Act.  The Acquiring Fund also notes that in response SEC staff comments on the Form N-2, the Acquiring Fund’s investment objective has been revised to state that the Acquiring Fund’s investment objective is to seek current income from which to pay attractive, consistent cash distributions while preserving capital.

10.	Text: “Investment Strategy and Risks” section on page 4
Comments:

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
November 24, 2021

(a) Break the Investment Strategy and Risks section into separate sections, one for investment strategies and one for risks.  Also separate each risk.
Response:  Revised as requested.
(b) Consider using a table or bullet points to highlight the investments.
Response:  Revised as requested. A table has been used to highlight the investments.
(c) Highlight the investments in which the Target Companies are currently invested versus the investments in which the Acquiring Fund will invest.
Response:  Revised as requested.
(d) Highlight the differences in the use of leverage by the Target Companies versus the Acquiring Fund.
Response:  Revised as requested.
11.	Text: The second to last sentence of the first paragraph on page 4 under the section “Investment Strategy and Risks” states:
The Acquiring Fund has a non-fundamental policy (i.e., it can be changed without approval of the shareholders) to invest, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in a portfolio of residential and commercial real estate, the securities of real estate and real estate-related issuers, and real estate-related loans or other debt securities. [Emphasis added]

Comment:  Should the reference to “other debt securities” be changed to “other real estate related debt securities.”
Response:  The reference has been revised to “other real estate debt securities.”
12.	Text: The third sentence of the third paragraph on pages 4-5 under the section “Investment Strategy and Risks” states:
The Fund may purchase any type of property, including properties that require capital improvement or lease-up and land for new construction, to enhance shareholder returns.

Comment:  Explain what a “lease-up” is unless this is a commonly used phrase in the industry.

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
November 24, 2021

Response:  Lease-up is a commonly used phrase in the real estate industry that indicates acquiring tenants to rent the applicable property through a signed lease.  The disclosure has been revised to clarify that point.

13.	Text: Expense Tables on pages 6-8.
Comments:
(a) For the expense item “Property Level Expenses” are the expenses of controlled subsidiaries presented?
Response:  The expenses of controlled subsidiaries are included in “Property Level Expenses.”  As currently structured, such subsidiaries do not bear any property level expenses.
(b) The last two lines of the table titled “Less Fee Waiver and/or Expense Reimbursement” and “Total Annual Fund Operating Expenses (After  Fee Waiver and/or Expense Reimbursement)” are unnecessary.  Remove those lines but retain the related footnote regarding the Expense Limitation Agreement.
Response:  The Acquiring Fund has determined not to impose a contractual expense limitation and the disclosure has been revised accordingly.
14.	Text: The section titled “How do the Entities’ purchase and redemption procedures and exchange policies compare?” on page 11.
Comment:  Separate the discussion of purchase, redemption and exchange policies into separate sections.
Response:  Revised as requested.
15.	Text: The third sentence under the section titled “How do the Entities’ purchase and redemption procedures and exchange policies compare?” on page 11 states:
The Target Companies’ quarterly redemption plan provides for a targeted maximum of 20% of outstanding shares to be redeemed annually while the Acquiring Fund, as an interval fund, will offer to redeem between 5% and 25% of outstanding shares each quarter.

Comment:  Explain supplementally how shareholders will be provided with increased liquidity by investing in the Acquiring Fund, especially if the Acquiring

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
November 24, 2021

Fund limits redemptions to 5% per quarter.  Also if the current expectations of the Acquiring Fund is to limit redemptions to 5% per quarter, highlight this fact.
Response:  Shareholders of the Acquiring Fund will be provided with increased liquidity because an interval fund is required to offer a redemption opportunity of at least 5% of the outstanding shares each quarter.  The Target Companies’ quarterly redemption plan provides for a target maximum of 20% of outstanding shares be redeemed annually but a Target Company is under no obligation to provide that redemption opportunity.
16.	Text: On page 12 in the section titled “How do the Entities’ sales charges and distribution arrangements compare?”
Comment:  Part of the discussion in this section deals with dividend and capital gains distributions. The distribution arrangements in this section should address fund distribution arrangements like Rule 12b-1 fees.  The discussion of the dividend and capital gains distributions should be separated out into a separate question addressing distribution payments.
Response:  Revised as requested.
17.	Text: On page 12, the section titled “Will the Acquiring Fund have different portfolio managers than a Target Company?”
Comment:  The answer to the question should begin with: “No.  There will be no changes in the portfolio managers.”
Response:  Revised as requested.
18.
Text:  The second paragraph on page 13 under the section “How does a Target Company, which operates so as not to require registration under the 1940 Act, differ from the Acquiring Fund which will operate as a closed-end interval fund subject to the 1940 Act?”

Comment:  Consider breaking up the paragraph into smaller paragraphs.
Response:  Revised as requested.
19.
Text:  The first sentence of the second paragraph on page 13 under the section “How does a Target Company, which operates so as not to require registration under the 1940 Act, differ from the Acquiring Fund which will operate as a closed-end interval fund subject to the 1940 Act?” states:

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
November 24, 2021

In comparison, the Acquiring Fund will be registered under the 1940 Act as a closed-end interval fund that intends to be treated as a REIT.
Comment:  Make clear that treatment as a REIT means that the Acquiring Fund will be treated as a pass-through entity for federal income tax purposes.
Response:  We respectfully submit that as a technical matter, a REIT is not a “pass-through” entity.  Additional disclosure has been added to indicate that being treated as a REIT means that the Target Company or Acquiring Fund “generally will not be subject to U.S. federal income tax so long as it  distributes its income to its shareholders.”
20.
Text:  The fourth sentence of the second paragraph on page 13 under the section “How does a Target Company, which operates so as not to require registration under the 1940 Act, doffer from the Acquiring Fund which will operate as a closed-end interval fund subject to the 1940 Act?” states:

To provide some liquidity to shareholders, the Acquiring Fund will have a fundamental policy that will require it to conduct quarterly repurchase offers for between 5% and 25% of the Acquiring Fund’s outstanding shares at NAV, subject to certain conditions.

Comment:  Add disclosure regarding what the current expectations will be regarding the percentage of the quarterly repurchase offers.
Response:  Revised as requested.  Disclosure has been added to indicate that it is currently expected the Acquiring  Fund may offer to repurchase only the minimum allowable amount of 5% of its outstanding shares.
21.	Text: The section titled “Comparison of Investment Objectives, Principal Investment Strategies, Principal Investments and Principal Risks” on page 14.
Comment:  Consider adding a chart that shows the types of investments that each Target Company holds and what the Acquiring Fund anticipates holding.
Response:  Revised as requested.
22.	Text: On page 15, the fourth paragraph in the section titled “Principal Strategies and Principal Investments” states:
The Target Companies seek target portfolio-wide leverage, after each has acquired an initial substantial portfolio of diversified investments, of between 40-

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
November 24, 2021

60% (50-85% in the case of the eREIT XIV and Income eREIT) of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of its portfolio assets. During the period of acquiring additional assets a Target Company may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of assets. However, other than during its initial period of operations, it is each Target Companies’ policy not to borrow more than 75% (85% in the case of the eREIT XIV) of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of its assets. Each Target Company cannot exceed the leverage limit its of leverage policy unless any excess in borrowing over such level is approved by the Manager’s investment committee.

Comment:  Highlight the leverage differences between the Target Companies and the Acquiring Fund.
Response:  Revised as requested.
23.	Text: The chart on Page 18 titled “Principal Risks Common to Each Target Company and the Acquiring Fund.”
Comment:  The risk listed as “Risks related to Specific Residential and Commercial Real Estate Property Types” is too vague.  Separate out and list those risks.
Response:  Revised as requested.
24.	Text: “Residential Real Estate Industry Risk” on page 19.
Comment:  Confirm supplementally that investment in residential real estate is not a principal investment risk of the Target Companies.
Response:  The disclosure has been revised to indicate that residential real estate risk applies as a principal investment risk to both the Target Companies and the Acquiring Fund.
25. Text:  The last sentence of the third full paragraph on page 27 states:
Under the 1940 Act, the Acquiring Fund may not issue preferred shares if, immediately after issuance, the Acquiring Fund would have asset coverage (as defined in the 1940 Act) of less than 200% (i.e., for every dollar of preferred

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
November 24, 2021

shares outstanding, the Acquiring Fund is required to have at least two dollars of assets).

Comment:  Disclose whether there is any comparable asset coverage limit for the Target Companies.

Response:  There is no comparable asset coverage limit that applies to the Target Companies.  The Target Companies have never issued preferred shares.

26.	Text: The section titled “Jurisdiction, Arbitration and Waiver of Jury Trial” on pages 30-31 states:
Jurisdiction, Arbitration, and Waiver of Jury Trial. The Operating Agreements of each Target Company requires that any actions by shareholders against the Target Company, except for actions under the U.S. federal securities laws to the extent that any such federal securities laws, rules or regulations, do not permit the application of the Operating Agreement provisions, be brought only in the United States federal court sitting in Wilmington, Delaware. Furthermore, the Operating Agreements provide that each shareholder irrevocably submits to the non-exclusive jurisdiction and venue of any Delaware state court or U.S. federal court sitting in Wilmington, Delaware in any action arising out of the Operating Agreement. Additionally, the Operating Agreements for Income eREIT III, Income eREIT V, and Income eREIT 2019, provide that any party to the Operating Agreement may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration conducted in the Washington D.C. metro area. The party initiating arbitration shall do so with the American Arbitration Association (the “AAA”) or Judicial Arbitration and Mediation Services (JAMS). The Operating Agreements for Income eREIT, Income eREIT II,  eREIT XIV, contain no such provision. The Operating Agreement of the Acquiring Fund provides that it be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflict of laws and that each shareholder of the Acquiring Fund irrevocably submits to the nonexclusive jurisdiction and venue of District of Columbia court or U.S. federal court sitting in Washington, D.C. in any action arising out of the Operating Agreement.  The Operating Agreement of the Acquiring Fund further provides that any party to the Operating Agreement may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration which will be conducted in the Washington D.C. metro area.

Comments:

Mr. Kenneth Ellington
Mr. John M. Ganley
U.S. Securities and Exchange Commission
November 24, 2021

a) Make clear whether shareholders are waiving right to a jury trial.
Response:  Revised as requested.
b) Make clear that the arbitration provisions do not apply to a federal securities law claim.
Response:  Revised as requested.
c). Confirm that the defined term Operating Agreement refers to the Limited Liability Company Operating Agreement.
Response:  The Acquiring Fund confirms that the term “Operating Agreement” refers to the Limited Liability Company Operating Agreement.
27.	Text: The section titled “Incorporation of Documents by References into the Statement of Additional Information” on Page 2 of the Statement of Additional Information.
Comment:  Make sure all documents incorporated by reference into the statement of additional information have a hyperlink.
Response:  All documents incorporated by reference into the statement of additional information will have a hyperlink.
* * * * * * * *
Please do not hesitate to contact me at (215) 564-8149, or in my absence, Sara P. Crovitz at (202) 507-6414 if you have any questions or wish to discuss any of the responses presented above.
Respectfully submitted,

/s/ Kenneth L. Greenberg, Esq.